UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number    001-36454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kimball Electronics, Inc.
1205 Kimball Boulevard
Jasper, Indiana 47546

Kimball Electronics, Inc.
Retirement Plan
Employer ID No: 35-2047713
Plan Number: 001
Financial Statements as of December 31, 2025 and 2024
and for the Year Ended December 31, 2025,
Supplemental Schedule as of December 31, 2025, and
Report of Independent Registered Public Accounting Firm

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3

Notes to Financial Statements as of December 31, 2025 and 2024 and for the Year Ended December 31, 2025	4

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025	11

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
             and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Participants, Audit Committee, and
Retirement Planning and Advisory Committee
of the Kimball Electronics, Inc. Retirement Plan
Jasper, Indiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kimball Electronics, Inc. Retirement Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of Kimball Electronics, Inc. Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP
We have served as the Plan’s auditor since 2022.

South Bend, Indiana
June 23, 2026

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2025	2024
ASSETS:
Investments - at fair value	$158,800,004	$152,286,342

Receivables:
Notes receivable from participants	1,138,965	1,630,318
Contributions receivable from Company	54,164	10,460
Contributions receivable from Participants	32,777	32,090
Total receivables	1,225,906	1,672,868

NET ASSETS AVAILABLE FOR BENEFITS	$160,025,910	$153,959,210

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Contributions:
Company	$2,013,132
Participant	6,696,575
Rollover	301,489
Other	3,206
Total contributions	9,014,402

Investment income:
Interest and dividend income	6,096,570
Net appreciation in fair value of investments	17,027,903
Total investment income	23,124,473

Interest income on notes receivable from participants	135,608

Total additions	32,274,483

DEDUCTIONS:
Benefits paid to participants or their beneficiaries	26,087,291
Administrative expenses	120,492

Total deductions	26,207,783

Net increase in net assets available for benefits	6,066,700

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	153,959,210
End of year	$160,025,910

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024

1.DESCRIPTION OF THE PLAN
The following description of the Kimball Electronics, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was established effective October 31, 2014.
General - The Plan is a defined contribution retirement plan covering eligible U.S. employees of Kimball Electronics, Inc. and its participating affiliates (the “Company”). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The governing body for administration of the Plan is the Kimball Electronics, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”).
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with his or her contributions, investment income, and Company matching and discretionary contributions, if any, and charged with withdrawals, administrative expenses, and investment losses.
Contributions - Participants may elect to contribute up to 50% of their compensation subject to certain limitations. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up) subject to Internal Revenue Code (“IRC”) limitations. Employees are automatically enrolled in the Plan with a 5% payroll deduction and a 1% increase in their payroll deduction annually up to a maximum of 20%, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.
The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Separate discretionary contributions by employee group may be authorized by the Company’s Talent, Culture, and Compensation Committee of the Board of Directors. No Company contribution was authorized for fiscal year 2025.
Participants may also contribute amounts representing distributions (“rollover contributions”) from other qualified defined benefit or defined contribution plans.
The Plan provides for the Company to contribute a qualified matching contribution equal to 50% of each participant’s elected deferral up to 6%. The matching contributions are funded by the Company and remitted to the Plan each pay period and are 100% vested immediately. This amount is not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Rollover contributions are not matched.

Investments - Participants may direct the investment of their contributions, and the Company’s discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 23 mutual funds, one common collective trust fund, one money market fund, and a Company stock fund (“Kimball Electronics Stock Fund”) as investment options for participants.
Kimball Electronics Stock Fund - The Kimball Electronics Stock Fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.
Each participant is entitled to exercise voting rights attributable to the shares of the Company’s stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.
Vesting - Participants are immediately vested in their contributions and the Company’s contributions, plus actual earnings or losses thereon. Therefore, the balance of forfeited accounts totaled $0 as of December 31, 2025 and 2024, respectively.
Payment of Benefits - Upon termination of employment, a participant may elect to receive distribution(s) equal to the value of the participant’s vested interest in their account. Upon the death of a participant, their beneficiary receives the value of the vested interest in their account as a lump sum distribution. In-service withdrawals from a participant’s account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of their Company contribution balance.
Participants are eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships.
Notes Receivable from Participants - Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.
The loans are secured by the balance in the participant’s account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates range from 5.25% to 10.5% as of December 31, 2025. Principal and interest are paid ratably through payroll deductions.
Plan Termination - Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the net assets would be distributed among the participants and beneficiaries of the Plan in accordance with the provisions of the Plan.
2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial reports and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various securities including mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, and overall market risks including global events such as pandemics. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. See Note 3 - Fair Value Measurements for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
The Vanguard Retirement Savings Trust III (the “Trust”), a common collective trust fund, is a stable value fund that invests in the Vanguard Retirement Savings Master Trust, which invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. The statement of net assets available for benefits presents the Trust at Net Asset Value (“NAV”). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. The NAV for the collective trust fund is $1 per share.
The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at NAV. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate a contract and settle at other than NAV under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of December 31, 2025, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than NAV is not considered to be probable. There are no reserves against NAV for credit risk of contract issuers or for any other reason.
Notes Receivable - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses - The majority of the expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is awarded, the Company may elect to be reimbursed by netting expenses paid against the discretionary Company contribution. Certain loan, hardship withdrawal determination, and a portion of the fund administration fees are paid from the individual participant accounts.
Payment of Benefits - Benefit payments are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid as of December 31, 2025.
3.FAIR VALUE MEASUREMENTS
The FASB provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Financial Instruments Recognized at Fair Value
The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used

Cash equivalents	Market - consists of a money market mutual fund valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.

Mutual funds
Market - valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund
Market - valued at the NAV provided by the administrator of the fund. The fair value is determined based on the value of the underlying investments of the common trust as traded in active markets or valued using significant inputs.

Kimball Electronics Fund
Market - the unitized employer stock fund is comprised of common stock of Kimball Electronics, Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024.

	As of December 31, 2025
	Level 1	Total
Investments at fair value:
Cash equivalents	$3,411	$3,411
Mutual funds	147,134,315	147,134,315
Kimball Electronics stock fund	2,494,557	2,494,557
Total investments in the fair value hierarchy	$149,632,283	$149,632,283

Investments at net asset value:
Common collective trust fund*		9,167,721

Total investments at fair value		$158,800,004

	As of December 31, 2024
	Level 1	Total
Investments at fair value:
Cash equivalents	$1,039	$1,039
Mutual funds	139,361,178	139,361,178
Kimball Electronics stock fund	2,543,341	2,543,341
Total investments in the fair value hierarchy	$141,905,558	$141,905,558

Investments at net asset value:
Common collective trust fund*		10,380,784

Total investments at fair value		$152,286,342
The Plan had no level 2 or 3 assets during the years ended December 31, 2025 and 2024.
*In accordance with subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

4.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative expenses paid to Vanguard totaled $120,492 for the year ended December 31, 2025.
As of December 31, 2025 and 2024, the Plan held approximately 89,668 and 135,790 shares of common stock, respectively, of Kimball Electronics, Inc., the sponsoring employer, with a cost basis of $1,238,114 and $1,851,027, respectively. No dividend income was recorded for the years ended December 31, 2025 and 2024.
Notes receivable from participants are also considered party-in-interest transactions.

5.FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated June 30, 2020, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). The Plan has been amended from the original prototype document. However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTAL SCHEDULE

	KIMBALL ELECTRONICS, INC. RETIREMENT PLAN		EIN:	35-2047713
	FORM 5500, SCHEDULE H, PART IV, LINE 4i -		PN:	001
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AS OF DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

	CASH EQUIVALENTS:
*	Vanguard	Cash Reserves Federal MM Fund Admiral Shares	**	$3,411

	MUTUAL FUNDS:
	JPMorgan	Large Cap Growth Fund	**	8,584,670
	Nomura	Small Cap Core Fund; Institutional Class	**	2,651,337
*	Vanguard	Inflation-Protected Securities Fund	**	693,246
	Dodge & Cox	Income Fund Class I	**	637,564
*	Vanguard	Small-Cap Index Fund Institutional Shares	**	6,172,706
*	Vanguard	Institutional Index Fund	**	21,160,623
*	Vanguard	International Growth Fund	**	3,883,655
*	Vanguard	Vanguard Target Retirement 2020 Fund	**	3,806,641
*	Vanguard	Vanguard Target Retirement 2025 Fund	**	7,284,733
*	Vanguard	Vanguard Target Retirement 2030 Fund	**	14,176,975
*	Vanguard	Vanguard Target Retirement 2035 Fund	**	13,424,789
*	Vanguard	Vanguard Target Retirement 2040 Fund	**	10,597,846
*	Vanguard	Vanguard Target Retirement 2045 Fund	**	9,314,652
*	Vanguard	Vanguard Target Retirement 2050 Fund	**	6,973,675
*	Vanguard	Vanguard Target Retirement 2055 Fund	**	4,920,454
*	Vanguard	Vanguard Target Retirement 2060 Fund	**	4,830,212
*	Vanguard	Vanguard Target Retirement 2065 Fund	**	2,269,112
*	Vanguard	Vanguard Target Retirement 2070 Fund	**	100,054
*	Vanguard	Vanguard Target Retirement Income	**	1,979,884
*	Vanguard	Real Estate Index Fund	**	718,634
*	Vanguard	Total Bond Market Index Fund	**	10,260,050
*	Vanguard	Total International Stock Index Fund	**	6,676,829
*	Vanguard	Windsor II Fund	**	6,015,974
	Total mutual funds			147,134,315

	CORPORATE STOCK:
*	Kimball Electronics	Stock Fund	**	2,494,557

	COMMON COLLECTIVE TRUST FUND:
*	Vanguard	Retirement Savings Trust III	**	9,167,721

*	NOTES RECEIVABLE FROM PARTICIPANTS: Participant loans
	(maturing various dates in fiscal years through 2034 at interest rates of 5.25% to 10.5%) ***			1,138,965

	TOTAL			$159,938,969

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Inclusive of outstanding deemed distributions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

By:	/s/ Jessica DeLorenzo
JESSICA DELORENZO Chair, Retirement Plan Advisory Committee
June 23, 2026

Kimball Electronics, Inc.
Exhibit Index

Exhibit No.	Description
23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm, Dated June 23, 2026